Exhibit 99.1

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHA)

DECEMBER 22, 2006

CHALLENGER’S APPLICATION TO EXTEND TERMS OF WARRANTS HAS BEEN APPROVED

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company”) of Calgary Alberta, Canada announces that its application to the TSX Venture Exchange to extend the expiry date of 4,322,222 outstanding warrants (each, a “Warrant”), each Warrant entitling the holder thereof to acquire one common share of the Company at a price of $2.75 until December 31, 2006, has been approved. The expiry date of the Warrants has been extended to February 28, 2007.

Challenger Energy Corp. is a Calgary Alberta, Canada based oil and gas exploration Company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This press release may contain forward looking statements including those describing the Company’s future plans and the expectations of management that a stated result or condition will occur. Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of the Company and its management.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta
Attn: Investor Relations
Phone: (403) 503-8810

OR

VISIT: Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.